SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Name of Issuer)

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Girish S. Kashyap, Esq.

c/o Grosvenor Capital Management

900 North Michigan Avenue

Suite 1100

Chicago, Illinois 60611

(312) 506-6695

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

George J. Zornada, Esq.

K&L Gates LLP

State Street Financial Center

One Lincoln Street

Boston, Massachusetts 02111-2950

(617) 261-3231

September 27, 2012

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $ 95,000,000(a)	Amount of Filing Fee: $ 10,887.00(b)

(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Calculated at $114.60 per $1,000,000 of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

ITEM 1.	SUMMARY TERM SHEET.

Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the “Fund”) is offering to purchase limited liability company interests in the Fund (“Interest” or “Interests” as the context requires) from investors of the Fund (“Investors”) at their net asset value, calculated as of the Valuation Date (as defined below). The Board of Directors of the Fund (the “Board”) has authorized the Fund to offer to purchase Interests in an amount up to $95,000,000. The offer to purchase Interests (the “Offer”) will remain open until 12:00 midnight, Eastern Time, on October 26, 2012, or if the Offer is extended, until a later date that corresponds to the extension of the Offer (the “Expiration Date”). The net asset value of an Interest will be calculated for this purpose as of December 31, 2012 or, if the Offer is extended, as of the next occurring last business day of a calendar month which is at least sixty-five (65) days from the date on which the Offer actually expires (the “Valuation Date”). The Fund reserves the right to adjust the Valuation Date to correspond to any extension of the Offer.

Reference is made to Section 1 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

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ITEM 2.	ISSUER INFORMATION.

(a)	The name of the issuer is Grosvenor Registered Multi-Strategy Fund (TI 1), LLC. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500.

(b)	The title of the securities that are the subject of the Offer is limited liability company interests or portions thereof in the Fund (referred to herein as Interests). As of the start of business on September 1, 2012, there was approximately $432.4 million in outstanding Interests. Subject to the conditions set forth in the Offer, the Fund will purchase up to $95,000,000 of Interests that are tendered by and not withdrawn by Investors, subject to any extension of the Offer.

(c)	Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Operating Agreement, as amended from time to time (the “LLC Agreement”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a)	The name of the filing person is Grosvenor Registered Multi-Strategy Fund (TI 1), LLC. The Fund’s principal executive office is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and the telephone number is (312) 506-6500. The management services provider to the Fund and the investment adviser of Grosvenor Registered Multi-Strategy Master Fund, LLC, in which the Fund invests substantially all of its assets (the “Master Fund”), is Grosvenor Capital Management, L.P. (the “Adviser”). The principal executive office of the Adviser is located at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and it may be reached at (312) 506-6500. The members of the Board are Henry S. Bienen, Alan Brott, Brian P. Gallagher, Victor J. Raskin and Thomas G. Yellin. Their address is c/o the Fund at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611 and their telephone number is (312) 506-6500.

ITEM 4.	TERMS OF THIS TENDER OFFER.

(a)	(1)	(i)	Subject to the conditions set forth in the Offer, the Fund will purchase up to $95,000,000 of Interests that are tendered by Investors by 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012 unless the Offer is extended, and not withdrawn.

		(ii)	The purchase price of an Interest, or portion thereof, tendered and accepted for purchase will be its net asset value as of the close of business on the Valuation Date. The net asset value will be determined after all allocations to capital accounts of the Investor required to be made by the LLC Agreement have been made.

Reference is made to Sections 3 and 7 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference.

		(iii)	The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, October 26, 2012, unless extended.

		(iv)	Not applicable.

		(v)	The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Investors of the extension and the new Expiration Date. Reference is made to Section 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

Schedule TO – TI 1	Page 3

		(vi)	Any Investor tendering an Interest pursuant to the Offer may withdraw the tender at any time before 12:00 midnight, Eastern Time, on the Expiration Date, which is October 26, 2012 unless the Offer is extended, and, if tendered Interests have not been accepted by the Fund, at any time on or after November 23, 2012 (i.e., after the expiration of 40 business days from the commencement of the Offer).

		(vii)	Reference is made to Sections 5 and 6 of the Offer to Purchase that is attached as Exhibit B, which are incorporated herein by reference. A copy of: (a) the Cover Letter to the Offer to Purchase and the Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Investors that will be sent in connection with the Fund’s acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

		(viii)	For purposes of the Offer, the Fund will be deemed to have accepted for purchase Interests that are tendered as, if and when it gives written notice to the tendering Investors of its election to purchase such Interest.

		(ix)	Reference is made to Sections 4 and 8 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

		(x)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

		(xi)	Not applicable.

		(xii)	Reference is made to Section 10 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(a)	(2)	Not applicable.

(b)	To the Fund’s knowledge, no executive officer, director, or other affiliate plans to tender, and the Fund presently has no plans to purchase the Interest of any executive officer, director or other affiliate of the Fund pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER’S SECURITIES.

(a) – (d) Not applicable.

(e)	The Fund’s Confidential Offering Memorandum, as updated and supplemented from time to time, (the “Confidential Memorandum”) and the LLC Agreement, which was provided to each Investor in advance of subscribing for Interests, provide that the Board has the discretion to determine whether the Fund will purchase Interests from time to time from Investors pursuant to written tenders. The Adviser expects that it will recommend to the Board that the Fund purchase Interests from Investors four times each year, effective as of the last business day of each calendar quarter. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund, the Adviser, any director of the Fund or any person controlling the Fund or controlling the Adviser or any director of the Fund; and (ii) any other person, with respect to the Interests. However, the LLC Agreement provides that the Board of Directors will call a meeting of Investors for the purpose of determining whether the Fund should be dissolved in the event that the Fund does not at least once during any 24-month period repurchase any of the Interests tendered in accordance with the procedures determined by the Board of Directors from time to time.

Schedule TO – TI 1	Page 4

ITEM 6.    PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(b)	Reference is made to Section 2 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c)	Reference is made to Section 9 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference. Because Interests are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), and (d) Reference is made to Section 7 of the Offer to Purchase that is attached as Exhibit B, which is incorporated herein by reference.

(c)	Not applicable.

ITEM 8.    INTEREST IN SECURITIES OF THE ISSUER.

(a)	None of the Directors own any Interests.

(b)	Other than the acceptance of subscriptions as of August 1, 2012 and September 1, 2012, there have been no transactions involving the Interests that were effected during the past 60 days by the Fund, the Adviser, and any director or officer of the Fund, or any person controlling the Fund or the Adviser.

ITEM 9.    PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

(b)	Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

(a)	(1)	Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Investors pursuant to Rule 30e-1 under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

Audited financial statements for the fiscal year ended March 31, 2012, previously filed on EDGAR on Form N-CSR on June 8, 2012.

Unaudited financial statements for the period ended September 30, 2011, previously filed on EDGAR on Form N-CSR on December 9, 2011.

Audited financial statements for the fiscal year ended March 31, 2011, previously filed on EDGAR on Form N-CSR on June 7, 2011.

Schedule TO – TI 1	Page 5

Copies of these financial statements may be obtained by visiting the SEC’s website at www.sec.gov or may be obtained free of charge by calling the Fund at (866) 211-4521.

	(2)	The Fund is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Fund does not have shares, and consequently does not have earnings per share information.

	(3)	Not applicable.

	(4)	The Fund does not have shares, and consequently does not have book value per share information.

(b)	The Fund’s assets will be reduced by the amount of the tendered Interests that are purchased by the Fund. Thus, income relative to assets may be affected by the Offer. The Fund does not have shares and consequently does not have earnings or book value per share information.

ITEM 11.	ADDITIONAL INFORMATION.

(a)	(1)	None.

	(2)	None.

	(3)	Not applicable.

	(4)	Not applicable.

	(5)	None.

(b)	At a special board meeting on March 29, 2012, the Board of Directors of the Fund (the “Board”) authorized the officers of the Fund to implement a change to the tax status of the Fund that will result in the Fund being classified as a “regulated investment company” (“RIC”) for federal income tax purposes under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). In order to effectuate the Fund’s tax conversion, the Board also approved, among other things, an amended and restated Limited Liability Company Agreement for the Fund. The anticipated conversion date and anticipated effective date of the amended and restated Limited Liability Company Agreement is January 1, 2013. Please refer to Section 9 of Exhibit B hereto for additional information.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits which collectively constitute the Offer to Investors and are incorporated herein by reference:

A.	Cover Letter to the Offer to Purchase and the Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters to Investors in connection with the Fund’s acceptance of tenders of Interests.

Schedule TO – TI 1	Page 6

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

By:	/s/ Scott J. Lederman
Name: Scott J. Lederman
Title: President

Dated: September 27, 2012

Schedule TO – TI 1	Page 7

EXHIBIT INDEX

A	Cover Letter to the Offer to Purchase and the Letter of Transmittal

B	Offer to Purchase

C	Form of Letter of Transmittal

D	Form of Notice of Withdrawal of Tender

E	Forms of Letters to Investors in connection with the Fund’s acceptance of tenders of Interests

Schedule TO – TI 1	Page 8